Exhibit 99.1

TD Bank Group Reports First Quarter 2017 Results Earnings News Release • Three months ended January 31, 2017

This quarterly earnings news release should be read in conjunction with the Bank's unaudited First Quarter 2017 Report to Shareholders for the three months ended January 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated March 1, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the First Quarter 2017 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.32, compared with $1.17.
•	Adjusted diluted earnings per share were $1.33, compared with $1.18.
•	Reported net income was $2,533 million, compared with $2,223 million.
•	Adjusted net income was $2,558 million, compared with $2,247 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $80 million ($59 million after tax or 3 cents per share), compared with $90 million ($65 million after tax or 3 cents per share) in the first quarter last year.
•	A gain of $41 million ($34 million after tax or 2 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $46 million ($41 million after tax or 2 cents per share) in the first quarter last year.

TORONTO, March 2, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ending January 31, 2017. First quarter reported earnings were $2.5 billion, up 14% compared with the same quarter last year, reflecting growth across all segments.

"We are pleased with our start to 2017. Our focus on organic growth, combined with favourable market conditions this quarter led to strong results in our retail and wholesale business segments on both sides of the border," said Bharat Masrani, Group President and Chief Executive Officer. The Bank also announced a dividend increase of 5 cents per common share for the quarter ending in April and its intention to launch a normal course issuer bid to repurchase for cancellation up to 15 million of its common shares, which is subject to regulatory approval.

Canadian Retail

Canadian Retail net income was $1,566 million, an increase of 4% compared with the same quarter last year reflecting volume growth, improved margins, and higher wealth revenue, partially offset by higher investments in technology initiatives and front-line employees, and volume-driven expenses.

U.S. Retail

U.S. Retail net income was $800 million (US$601 million) this quarter compared with $751 million (US$552 million) for the first quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $689 million (US$518 million), an increase of 7% (10% in U.S. dollars) compared with the first quarter last year. Earnings reflect good operating leverage, growth in customers, loans and deposits, and fee income.

TD Ameritrade contributed $111 million (US$83 million) in earnings to the segment, an increase of 2% (1% in U.S. dollars) compared with $109 million (US$82 million) for the same quarter last year, reflecting higher trading volumes and asset-based revenue, partially offset by higher operating expenses.

Wholesale Banking

Wholesale Banking net income was $267 million, an increase of 66% compared with the first quarter last year, reflecting revenue growth from higher origination activity in debt and equity capital markets, higher trading-related revenue, and recoveries in credit losses.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.9%, compared with 10.4% last quarter.

Conclusion

"We experienced good revenue growth this quarter and made investments in technology and front-line employees to strengthen relationships with our customers and clients," said Masrani. "Moving forward, we will continue to capitalize on our scale, customer-centric brand and diversified business mix to compete, grow and win."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Results of operations
Total revenue	$9,120	$8,745	$8,610
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses	4,897	4,848	4,653
Net income – reported	2,533	2,303	2,223
Net income – adjusted[1]	2,558	2,347	2,247
Return on common equity – reported	14.4%	13.3%	13.3%
Return on common equity – adjusted[2]	14.5	13.6	13.5
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$584.7	$585.7	$567.0
Total assets	1,186.9	1,177.0	1,173.6
Total deposits	774.5	773.7	736.5
Total equity	73.3	74.2	71.7
Total Common Equity Tier 1 Capital risk-weighted assets[3]	402.2	405.8	399.6
Financial ratios
Efficiency ratio – reported	53.7%	55.4%	54.0%
Efficiency ratio – adjusted[1]	53.2	54.8	53.5
Common Equity Tier 1 Capital ratio[3]	10.9	10.4	9.9
Tier 1 Capital ratio[3]	12.6	12.2	11.4
Total Capital ratio[3]	15.1	15.2	13.7
Leverage ratio	4.0	4.0	3.7
Provision for credit losses as a % of net average loans and acceptances[4]	0.42	0.37	0.45
Common share information – reported (dollars)
Per share earnings
Basic	$1.32	$1.20	$1.17
Diluted	1.32	1.20	1.17
Dividends per share	0.55	0.55	0.51
Book value per share	36.25	36.71	35.99
Closing share price[5]	67.41	60.86	53.15
Shares outstanding (millions)
Average basic	1,855.8	1,855.4	1,854.1
Average diluted	1,860.3	1,858.8	1,857.5
End of period	1,856.4	1,857.2	1,850.3
Market capitalization (billions of Canadian dollars)	$125.1	$113.0	$98.3
Dividend yield	3.4%	3.7%	3.9%
Dividend payout ratio	41.6	45.7	43.6
Price-earnings ratio	14.0	13.0	12.4
Total shareholder return (1 year)[6]	31.7	17.9	9.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.34	$1.23	$1.18
Diluted	1.33	1.22	1.18
Dividend payout ratio	41.2%	44.8%	43.1%
Price-earnings ratio	13.4	12.5	11.4
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange closing market price.
6	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income	$5,141	$5,072	$5,047
Non-interest income	3,979	3,673	3,563
Total revenue	9,120	8,745	8,610
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses	4,897	4,848	4,653
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,016	2,764	2,660
Provision for income taxes	596	555	546
Equity in net income of an investment in TD Ameritrade	113	94	109
Net income – reported	2,533	2,303	2,223
Preferred dividends	48	43	25
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,485	$2,260	$2,198
Attributable to:
Common shareholders	$2,456	$2,231	$2,169
Non-controlling interests	29	29	29
TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Operating results – adjusted
Net interest income	$5,141	$5,072	$5,047
Non-interest income[1]	3,938	3,654	3,517
Total revenue	9,079	8,726	8,564
Provision for credit losses	633	548	642
Insurance claims and related expenses	574	585	655
Non-interest expenses[2]	4,833	4,784	4,579
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,039	2,809	2,688
Provision for income taxes	610	572	566
Equity in net income of an investment in TD Ameritrade[3]	129	110	125
Net income – adjusted	2,558	2,347	2,247
Preferred dividends	48	43	25
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,510	2,304	2,222
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	29	29
Net income available to common shareholders – adjusted	2,481	2,275	2,193
Pre-tax adjustments for items of note
Amortization of intangibles[4]	(80)	(80)	(90)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[5]	41	19	46
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(21)	(20)	(25)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	7	3	5
Total adjustments for items of note	(25)	(44)	(24)
Net income available to common shareholders – reported	$2,456	$2,231	$2,169
1	Adjusted non-interest income excludes the following items of note: first quarter 2017 – $41 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 5; fourth quarter 2016 – $19 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2017 – $64 million amortization of intangibles, as explained in footnote 4; fourth quarter 2016 – $64 million amortization of intangibles; first quarter 2016 – $74 million amortization of intangibles. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: first quarter 2017 – $16 million amortization of intangibles, as explained in footnote 4; fourth quarter 2016 – $16 million amortization of intangibles; first quarter 2016 – $16 million amortization of intangibles. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Basic earnings per share – reported	$1.32	$1.20	$1.17
Adjustments for items of note[2]	0.02	0.03	0.01
Basic earnings per share – adjusted	$1.34	$1.23	$1.18

Diluted earnings per share – reported	$1.32	$1.20	$1.17
Adjustments for items of note[2]	0.01	0.02	0.01
Diluted earnings per share – adjusted	$1.33	$1.22	$1.18
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 5

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Average common equity	$67,697	$66,769	$64,641
Net income available to common shareholders – reported	2,456	2,231	2,169
Items of note, net of income taxes[1]	25	44	24
Net income available to common shareholders – adjusted	2,481	2,275	2,193
Return on common equity – reported	14.4%	13.3%	13.3%
Return on common equity – adjusted	14.5	13.6	13.5
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $112 million, compared with $65 million in the first quarter last year, and $86 million in the prior quarter.

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income	$2,613	$2,551	$2,491
Non-interest income	2,590	2,599	2,540
Total revenue	5,203	5,150	5,031
Provision for credit losses	269	263	228
Insurance claims and related expenses	574	585	655
Non-interest expenses	2,225	2,250	2,079
Net income	$1,566	$1,502	$1,513

Selected volumes and ratios
Return on common equity	43.2%	41.5%	42.6%
Margin on average earning assets (including securitized assets)	2.82	2.78	2.80
Efficiency ratio	42.8	43.7	41.3
Assets under administration (billions of Canadian dollars)[1]	$390	$379	$342
Assets under management (billions of Canadian dollars)[1]	266	271	248
Number of Canadian retail branches	1,154	1,156	1,157
Average number of full-time equivalent staff	39,347	39,149	38,301

1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q1 2017 vs. Q1 2016

Canadian Retail net income for the quarter was $1,566 million, an increase of $53 million, or 4%, compared with the first quarter last year. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses and higher PCL. The annualized ROE for the quarter was 43.2%, compared with 42.6% in the first quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,203 million, an increase of $172 million, or 3%, compared with the first quarter last year. Net interest income increased $122 million, or 5%, reflecting loan and deposit volume growth and favourable business mix. Non-interest income increased $50 million, or 2%, reflecting higher fee-based revenue and wealth asset growth, partially offset by changes in the fair value of investments supporting claims liabilities of $57 million which resulted in a similar reduction to insurance claims and related expenses. Margin on average earning assets was 2.82%, an increase of 2 basis points (bps), reflecting favourable business mix, partially offset by the low interest rate environment, competitive pricing, and treasury actions.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 6

Average loan volumes increased $15 billion, or 4%, compared with the first quarter last year, reflecting 3% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $31 billion, or 12%, compared with the first quarter last year, reflecting 8% growth in personal deposit volumes, 16% growth in business deposit volumes and 25% growth in wealth deposit volumes.

AUA were $390 billion as at January 31, 2017, an increase of $48 billion, or 14%, compared with the first quarter last year, reflecting new asset growth and increases in market value. AUM were $266 billion as at January 31, 2017, an increase of $18 billion, or 7%, compared with the first quarter last year, reflecting increases in market value and new asset growth.

PCL for the quarter was $269 million, an increase of $41 million, or 18%, compared with the first quarter last year. Personal banking PCL was $258 million, an increase of $33 million, or 15%. The increase reflects the benefit in the prior year of the sale of charged-off accounts and higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $11 million, an increase of $8 million. Annualized PCL as a percentage of credit volume was 0.29%, or an increase of 4 bps. Net impaired loans were $715 million, a decrease of $51 million, or 7%. Net impaired loans as a percentage of total loans were 0.19%, compared with 0.21% as at January 31, 2016.

Insurance claims and related expenses for the quarter were $574 million, a decrease of $81 million, or 12%, compared with the first quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, and lower current year claims.

Non-interest expenses for the quarter were $2,225 million, an increase of $146 million, or 7%, compared with the first quarter last year. The increase reflects higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite, volume-driven expenses including revenue-based variable expenses in the wealth business, higher investments in front-line employees, and business growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 42.8%, compared with 41.3% in the first quarter last year.

Quarterly comparison – Q1 2017 vs. Q4 2016

Canadian Retail net income for the quarter increased $64 million, or 4%, compared with the prior quarter. The increase in earnings reflects revenue growth, lower non-interest expenses and lower insurance claims. The annualized ROE for the quarter was 43.2%, compared with 41.5% in the prior quarter.

Revenue increased $53 million, or 1%, compared with the prior quarter. Net interest income increased $62 million, or 2%, reflecting loan and deposit volume growth, and improved margins. Non-interest income decreased $9 million reflecting changes in the fair value of investments supporting claims liabilities of $51 million which resulted in a similar reduction to insurance claims and related expenses, partially offset by higher fee-based revenue. Margin on average earning assets was 2.82%, or an increase of 4 bps, reflecting favourable business mix, treasury actions, and product re-pricing.

Average loan volumes increased $3 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $9 billion, or 3%, compared with the prior quarter, reflecting 2% growth in personal deposit volumes, 4% growth in business deposit volumes and 8% growth in wealth deposit volumes.

AUA increased $11 billion, or 3%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM decreased $5 billion, or 2%, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth.

PCL for the quarter increased $6 million, or 2%, compared with the prior quarter. Personal banking PCL for the quarter increased $13 million, or 5%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL decreased $7 million. Annualized PCL as a percentage of credit volume was 0.29%, or an increase of 1 basis point. Net impaired loans increased $10 million, or 1%. Net impaired loans as a percentage of total loans were 0.19%, or flat, compared with October 31, 2016.

Insurance claims and related expenses for the quarter decreased $11 million, or 2%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, partially offset by lower favourable prior years' claims development.

Non-interest expenses decreased $25 million, or 1%, reflecting productivity savings and higher marketing and business initiatives in the prior quarter, partially offset by higher employee costs.

The efficiency ratio for the quarter was 42.8%, compared with 43.7% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 7

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
Canadian Dollars	2017	2016	2016
Net interest income	$1,839	$1,832	$1,769
Non-interest income	687	592	630
Total revenue[1]	2,526	2,424	2,399
Provision for credit losses	257	193	221
Non-interest expenses	1,434	1,499	1,406
U.S. Retail Bank net income	689	608	642
Equity in net income of an investment in TD Ameritrade	111	93	109
Net income	$800	$701	$751

U.S. Dollars
Net interest income	$1,381	$1,396	$1,288
Non-interest income	517	452	459
Total revenue[1]	1,898	1,848	1,747
Provision for credit losses	193	146	160
Non-interest expenses	1,077	1,142	1,022
U.S. Retail Bank net income	518	465	470
Equity in net income of an investment in TD Ameritrade	83	71	82
Net income	$601	$536	$552

Selected volumes and ratios
Return on common equity	9.1%	8.3%	8.7%
Margin on average earning assets[1,2]	3.03	3.13	3.11
Efficiency ratio	56.7	61.8	58.6
Assets under administration (billions of U.S. dollars)[3]	$18	$17	$16
Assets under management (billions of U.S. dollars)[3]	60	66	73
Number of U.S. retail stores	1,257	1,278	1,264
Average number of full-time equivalent staff	26,037	26,103	25,226
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q1 2017 vs. Q1 2016

U.S. Retail net income for the quarter was $800 million (US$601 million), which included net income of $689 million (US$518 million) from the U.S. Retail Bank and $111 million (US$83 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$49 million, or 9%, compared with the first quarter last year. U.S. Retail Canadian dollar earnings were up $49 million, or 7%. The annualized ROE for the quarter was 9.1%, compared with 8.7% in the first quarter last year.

The contribution from TD Ameritrade of US$83 million was up US$1 million, or 1% compared with the first quarter last year, primarily due to higher trading volumes and asset-based revenue, partially offset by higher operating expenses.

U.S. Retail Bank net income for the quarter increased US$48 million, or 10%, compared with the first quarter last year, due to higher loan and deposit volumes and fee income growth, partially offset by higher expenses and PCL.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,898 million, an increase of US$151 million, or 9%, compared with the first quarter last year. Net interest income increased US$93 million, or 7%, primarily due to higher loan and deposit volumes and higher deposit margins. Margin on average earning assets was 3.03%, an 8 bps decrease due to the accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Excluding this impact, margin was down 3 bps, primarily due to balance sheet mix, offset by higher deposit margins. Non-interest income increased US$58 million, or 13%, reflecting fee income growth in personal banking and wealth management, and the favourable impact from balance sheet management activities, partially offset by a change in time order posting of customer transactions.

Average loan volumes increased US$10 billion, or 7%, compared with the first quarter last year due to growth in personal loans of 4% and business loans of 10%. Average deposit volumes increased US$24 billion, or 11%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 16% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at January 31, 2017, an increase of US$1.3 billion, or 8%, compared with the first quarter last year, primarily due to higher private banking balances. AUM were US$60 billion as at January 31, 2017, a decrease of US$13 billion, or 18%, primarily due to the previously disclosed outflow from an institutional account, offset by the acquisition of a sub-advisory relationship.

PCL for the quarter was US$193 million, an increase of US$33 million, or 21%, compared with the first quarter last year. Personal banking PCL was US$150 million, an increase of US$31 million, or 26%, primarily due to higher provisions related to mix in auto lending, and growth and seasoning in credit cards. Business banking PCL was US$43 million, a US$3 million increase. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, a decrease of US$205 million, or 12%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at January 31, 2017, a decrease of 23 bps compared with last year.

Non-interest expenses for the quarter were US$1,077 million, an increase of US$55 million, or 5%, compared with the first quarter last year, reflecting higher spend for technology modernization, volume growth, and additional front-line employees, partially offset by productivity savings.

The efficiency ratio for the quarter was 56.7%, compared with 58.6% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 8

Quarterly comparison – Q1 2017 vs. Q4 2016

U.S. Retail earnings increased US$65 million, or 12%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $99 million, or 14%. The annualized ROE for the quarter was 9.1%, compared to 8.3% in the prior quarter.

The contribution from TD Ameritrade increased US$12 million, or 17%, compared with the prior quarter, primarily due to lower operating expenses.

U.S. Retail Bank net income for the quarter increased US$53 million, or 11%, compared with the prior quarter, due to interest rate increases, higher loan and deposit volumes, and lower expenses, partially offset by higher PCL.

Revenue for the quarter increased US$50 million, or 3%, compared with the prior quarter. Net interest income decreased US$15 million, or 1%. Margin on average earning assets was 3.03%, a 10 bps decrease due to the accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Excluding this impact, margin was up 1 basis point, primarily reflecting higher deposit margins, partially offset by lower accretion from the acquired credit-impaired loans. Non-interest income increased US$65 million, or 14%, primarily due to fee income growth in wealth management, commercial banking, and credit cards, as well as favourable impact from balance sheet management activities.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in personal loans of 2% and business loans of 3%. Average deposit volumes increased US$8 billion, or 4%, reflecting 1% growth in business deposit volumes, 2% growth in personal deposit volumes, and a 6% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at January 31, 2017, an increase of US$0.5 billion, or 3%, compared with the prior quarter, primarily due to higher private banking balances. AUM were US$60 billion as at January 31, 2017, a decrease of US$6 billion, or 9%, primarily due to the previously disclosed outflow from an institutional account, offset by the acquisition of a sub-advisory relationship.

PCL for the quarter increased US$47 million, or 32%, compared with the prior quarter. Personal banking PCL was US$150 million, an increase of US$45 million, or 43%, reflecting seasonality in the auto lending and credit card portfolios, coupled with prior quarter benefits totaling US$20 million related to the release of special reserves held for the South Carolina flood and certain legacy home equity loans. Business banking PCL was US$43 million, an increase of US$3 million. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, an increase of US$14 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were flat compared to the prior quarter.

Non-interest expenses for the quarter decreased US$65 million, or 6%, compared with the prior quarter, primarily reflecting store optimization and higher provisions in the prior quarter and an increase in productivity savings.

The efficiency ratio for the quarter was 56.7%, compared with 61.8% in the prior quarter.

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net interest income (TEB)	$393	$396	$459
Non-interest income	464	345	205
Total revenue	857	741	664
Provision for (recovery of) credit losses	(24)	1	12
Non-interest expenses	524	432	429
Net income	$267	$238	$161

Selected volumes and ratios
Trading-related revenue	$515	$380	$380
Gross drawn (billions of Canadian dollars)[1]	18.6	20.7	18.0
Return on common equity	17.5%	16.1%	10.6%
Efficiency ratio	61.1	58.3	64.6
Average number of full-time equivalent staff	3,929	3,893	3,712

1	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q1 2017 vs. Q1 2016

Wholesale Banking net income for the quarter was $267 million, an increase of $106 million, or 66%, compared with the first quarter last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 17.5%, compared with 10.6% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $857 million, an increase of $193 million, or 29%, compared with the first quarter last year reflecting higher origination activity in debt and equity capital markets and higher trading-related revenue.

PCL for the quarter was a net recovery of $24 million as compared with a charge of $12 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $524 million, an increase of $95 million, or 22%, compared with the first quarter last year, reflecting higher variable compensation, higher operating expenses and costs associated with the acquisition of Albert Fried & Company.

Quarterly comparison – Q1 2017 vs. Q4 2016

Wholesale Banking net income for the quarter increased $29 million, or 12%, compared with the prior quarter reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 17.5%, compared with 16.1% in the prior quarter.

Revenue for the quarter increased $116 million, or 16%, compared with the prior quarter reflecting higher origination activity in equity capital markets and higher trading-related revenue, partially offset by lower corporate lending fees.

PCL for the quarter decreased $25 million compared with the prior quarter reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the quarter increased $92 million, or 21%, compared with the prior quarter reflecting higher variable compensation, higher operating expenses and costs associated with the acquisition of Albert Fried & Company.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 9

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2017	2016	2016
Net income (loss) – reported[1]	$(100)	$(138)	$(202)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	80	80	90
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(41)	(19)	(46)
Total pre-tax adjustments for items of note	39	61	44
Provision for (recovery of) income taxes for items of note	14	17	20
Net income (loss) – adjusted	$(75)	$(94)	$(178)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(233)	$(215)	$(203)
Other	129	92	(4)
Non-controlling interests	29	29	29
Net income (loss) – adjusted	$(75)	$(94)	$(178)

Selected volumes
Average number of full-time equivalent staff	14,195	13,830	12,688
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2017 vs. Q1 2016

Corporate segment's reported net loss for the quarter was $100 million, compared with a reported net loss of $202 million in the first quarter last year. Reported net loss decreased due to higher contribution from Other Items, partially offset by higher net corporate expenses. Other items included higher revenue from treasury and balance sheet management activities this quarter, provisions for incurred but not identified credit losses in the first quarter last year, and impact of negative tax and other items recognized in the first quarter last year. Net corporate expenses increased due to timing of ongoing investments in enterprise and regulatory projects. Adjusted net loss was $75 million, compared with an adjusted net loss of $178 million in the first quarter last year.

Quarterly comparison – Q1 2017 vs. Q4 2016

Corporate segment's reported net loss for the quarter was $100 million, compared with a reported net loss of $138 million in the prior quarter. Reported net loss decreased primarily due to higher contribution from Other Items and gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio recognized in the current quarter reported as an item of note, partially offset by higher net corporate expenses. Other items included higher revenue from treasury and balance sheet management activities, partially offset by impact of positive tax-related items recognized in the prior quarter. Net corporate expenses increased due to timing of regulatory fees and seasonality of certain other expenses. Adjusted net loss was $75 million, compared with an adjusted net loss of $94 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 10

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 2, 2017. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on March 2, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1827 or 1-800-274-0251 (toll free) and the passcode is 6587007.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 2, 2017, until 6 p.m. ET on March 31, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 6587007.

Annual Meeting

Thursday, March 30, 2017

Design Exchange

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 11

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with over 11 million active online and mobile customers. TD had CDN$1.2 trillion in assets on January 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

TD BANK GROUP • FIRST QUARTER 2017 • EARNINGS NEWS RELEASE	Page 12